SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Walshire Assurance Company
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    933132102
                                 (CUSIP Number)

                         Geoffrey Etherington III, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 308-4411
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 11, 1998
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

1.  Names of Reporting Persons I.R.S. Identification Nos. of Above Person

         Kingsway Financial Services Inc.

2. Check the Appropriate Box if a Member of a Group

         (a)  X
         (b) _____

3.  SEC Use Only


4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Ontario, Canada

Number of Shares        7.  Sole Voting Power:  0
Beneficially Owned by
Each Reporting Person   8.  Shared Voting Power:  1,139,753
With
                        9.  Sole Dispositive Power:  0

                        10.  Shared Dispositive Power: 1,139,753

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,139,753

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

         25.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

         HC; CO

1.  Names of Reporting Persons I.R.S. Identification Nos. of Above Person

         Kingsway America Inc.

2. Check the Appropriate Box if a Member of a Group

         (a)  X
         (b) _____

3.  SEC Use Only


4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Delaware

Number of Shares        7.  Sole Voting Power:  0
Beneficially Owned by
Each Reporting Person   8.  Shared Voting Power:  1,139,753
With
                        9.  Sole Dispositive Power:  0

                        10.  Shared Dispositive Power: 1,139,753

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,139,753

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares X

13.  Percent of Class Represented by Amount in Row (11)

         25.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

         CO

1.  Names of Reporting Persons I.R.S. Identification Nos. of Above Person

         W Acquisition Corporation

2. Check the Appropriate Box if a Member of a Group

         (a)  X
         (b) _____

3.  SEC Use Only


4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Pennsylvania

Number of Shares        7.  Sole Voting Power:  0
Beneficially Owned by
Each Reporting Person   8.  Shared Voting Power:  1,139,753
With
                        9.  Sole Dispositive Power:  0

                        10.  Shared Dispositive Power: 1,139,753

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,139,753

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

         25.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

         CO

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Walshire Assurance Company, a Pennsylvania corporation (the "Company").

The principal executive offices of the Company are located at 3350 Whiteford Road, P.O. Box 3849, York, Pennsylvania 17402-0138.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by Kingsway Financial Services Inc. ("Kingsway"), Kingsway America Inc. ("Kingsway America") and W Acquisition Corp. ("Acquisition Sub", collectively with Kingsway and Kingsway America, the "Filing Persons"). The names and citizenship of the directors and executive officers of the Filing Persons are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference. The Filing Persons are members of a group as that term is used in Rule 13d-(1)(k)./1/

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). The possible members of the group on whose behalf this statement is not filed (the "Other Persons") are: (i) Peter D. Bennett, 533 Ridge Avenue, State College, PA 16803; (ii) John J. Buchan, Jr., 2005 Bates Drive, Johnstown, PA 15901; (iii) Interstate Insurance Management, Inc., 2307 Menoher Boulevard, Johnstown, PA 15901; (iv) Charles W. Hash Jr., 1400 E. Market Street, York, PA 17403; (v) Memorial Surgical Associates Retirement Fund, c/o Charles W. Hash, Jr., 1400 E. Market Street, York, PA 17403; (vi) Gary J. Orndorff, 2980 Chesapeake Road, York, PA 17402; (vii) L. Edward Sausman, Jr., Sausman Insurance Agency, Inc., Old Route 22 West, Thompsontown, PA 17094; (viii) Beverly Sausman, c/o L. Edward Sausman, Jr., Sausman Insurance Agency, Inc., Old Route 22 West, Thompsontown, PA 17094; (x) Lee E. Sausman, Sr., 12 Evergreen Street, P.O. Box 297, Thompsontown, PA 17094; (xi) Kenneth R. Taylor, 1157 Youngsford Road, Gladwyne, PA 19035; (xii) Taylor & Ochroch, Inc., 123 Ivy Lane, King of Prussia, PA 19406; (xiii) William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411; (xv) Cheryl Tierney, c/o William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411;
(xvi)Trustee Under Irrevocable Agreement with Emily Tierney, William R. Tierney, Jr., Peter Tierney, Joseph Tierney of William R. Tierney - Family Trust, c/o William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411; and (xvii) Trustee Under Irrevocable Agreement with Emily Tierney, William R. Tierney, Jr., Peter Tierney, Joseph Tierney of William R. Tierney, c/o William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411. Note that counsel to the Company has indicated that the Other Persons disclaim membership in the group.

     The principal business address of Kingsway and Acquisition Sub, as well as each of the directors and executive officers of Kingsway and Acquistion Sub, is 5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8 and the principal business address of Kingsway America and each of its directors and executive oficers is 1515 Woodfield Road, Suite 820, Schaumburg, Illinois 60173. Kingsway is a publicly-traded Canadian property and casualty insurance holding company which operates through wholly-owned subsidiaries in both Canada and the United States. Kingsway's primary business is non-standard automobile insurance. Kingsway also operates in standard automobile, commercial automobile, property, motorcycle and other specialty insurance markets. Kingsway owns 100% of the issued and outstanding capital stock of Kingsway America, a Delaware corporation and intermediate holding company formed for the purpose of acting as a holding company for Kingsway's United States subsidiaries. Acquisition Sub is a wholly-owned subsidiary of Kingsway America and was formed solely for the purpose of effecting the merger described in Item 3 to the Schedule 13D.

     During the last five years, none of the Filing Persons or directors or executive officers of the Filing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Kingsway, Kingsway America and Acquisition Sub entered into an Agreement and Plan of Merger, dated as of August 11, 1998, among the Company, Kingsway, Kingsway America and Acquisition Sub, (the "Merger Agreement") to acquire 100% of the issued and outstanding stock of the Company. A copy of the Merger Agreement is attached as Exhibit 7.1 hereto. Pursuant to the Merger Agreement, Acquisition Sub will merge into the Company, with the Company as the surviving corporation (the "Merger"). On the closing date (a) each outstanding share of Common Stock of the Company will be converted into the right to receive $8.25 in cash, without interest, (b) each outstanding share of the Company's 6.5% Convertible Preferred Stock will be converted into a right to receive $50.00 in cash, plus accrued and unpaid dividends, without interest (an amount equal to the redemption price of such Preferred Stock), and (c) the Company will become a wholly owned subsidiary of Kingsway America.

Simultaneously with the execution of the Merger Agreement certain directors and officers of the Company and certain other shareholders of the Company (each, a "Stockholder" and, collectively the "Stockholders"), the Company, Kingsway, Kingsway America, and Acquisition Sub executed and delivered a Voting Agreement dated August 11, 1998 (the "Voting Agreement"). A copy of the Voting Agreement is attached hereto as Exhibit 7.2. The Stockholders entered into the Voting Agreement as a material inducement and condition to Kingsway, Kingsway America and Acquisition Sub entering into the Merger Agreement. The Filing Persons acquired beneficial ownership of the Common Stock of the Company pursuant to the Voting Agreement whereby each Stockholder agreed, among other things, to: (a) vote all shares of Common Stock owned by such Stockholder in favor of the Merger; (b) not enter into any contract, option or other undertaking to sell, transfer, assign or otherwise dispose of any shares of company stock or its equivalents; and (c) grant Kingsway America and its officers William G. Star and Shaun Jackson, in their respective capacities as officers of Kingsway America, such stockholder's proxy and attorney-in-fact for and in the name, place and stead of such Stockholder, to vote such Stockholder's Company stock or equivalents in favor of the Merger and against any acquisition proposal or other proposal which would be reasonably likely to prevent the Merger. As a result of the Voting Agreement, Kingsway, Kingsway America and Acquisition Sub are assured that 1,139,753 shares of Common Stock of the Company, representing 25.7% of the issued and outstanding voting securities of the Company, will vote in favor of the Merger as set forth in the Merger Agreement.

As noted above the Filing Persons have paid no consideration for the beneficial interest in the Company's voting securities acquired pursuant to the Voting Agreement. As of October 30, 1998, no consideration has been paid by the Filing Persons in consideration of the proposed Merger.

ITEM 4.  PURPOSE OF THE TRANSACTION

The purpose of the Voting Agreement is to assure Kingsway, Kingsway America and Acquisition Sub that 1,139,753 shares of Common Stock, representing 25.7% of such Common Stock of the Company, will be voted in favor of the Merger as set forth in the Merger Agreement described in Item 3 of this Schedule 13D. The Merger Agreement provides that all of the issued and outstanding equity securities of the Company will be converted into the right to receive cash and the Company will become a wholly-owned subsidiary of Kingsway America, as described in Item 4(a) of the General Instructions to Schedule 13D. The Merger is an extraordinary transaction, as described in Item 4(b) of the General Instructions to Schedule 13D. At the effective time of the Merger, the directors of W Acquisition will become the directors of the corporation surviving the Merger, and the officers of the Company will become officers of such surviving corporation, which will represent a change in the present board of directors and management of the Company, as described in Item 4(d) of the General Instructions to Schedule 13D. After giving effect to the Merger, Kingsway and Kingsway America will indirectly control 100% of the Common Stock of the Company, the Company will become a privately held wholly-owned subsidiary of Kingsway America, which will result in a material change in the present capitalization and dividend policy of the Company, as described in Item 4(e) of the General Instructions to Schedule 13D, and will cause the securities of the Company to be delisted from the NASDAQ national market system (see Item 4(h) of the General Instructions to Schedule 13D). On or after the effective date of the Merger the Company will file Form 15 with the Securities and Exchange Commission (the "Commission") notifying the Commission of termination of the registration of the Company's registered securities under Section 12(g)(4) of the Exchange Act (see
Item 4(i) of the General Instructions to Schedule 13D).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Through the Voting Agreement, each of Kingsway, Kingsway America and Acquisition Sub beneficially owns 1,139,753 shares of Common Stock. Based on the Merger Agreement, 4,443,188 shares of Common Stock were issued and outstanding as of August 11, 1998. Based on the foregoing, each of Kingsway, Kingsway America and Acquisition Sub beneficially owns 25.7% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1)./1/

/1/ Kingsway, Kingsway America and Acquisition Sub share such beneficial ownership with members of the group on whose behalf this statement is not filed as stated in Item 2 of Schedule 13D.

None of the Filing Persons beneficially owns any shares of Common Stock as of October 30, 1998 other than as set forth herein.

(b) Each of Kingsway, Kingsway America and Acquisition Sub has shared power to vote or direct the vote of 1,139,753 shares of Common Stock, and shared power to dispose or direct the disposition of 1,139,753 shares of Common Stock. Kingsway, Kingsway America and Acquisition Sub's power to vote or direct the vote of 1,139,753 shares of Common Stock, and power to dispose or direct the disposition of 1,139,753 shares of Common Stock of the Company was granted to the Filing Persons pursuant to the Voting Agreement and may be deemed to be shared with the following persons:

     Peter D. Bennett, 533 Ridge Avenue, State College, PA 16803;

     John J. Buchan, Jr., 2005 Bates Drive, Johnstown, PA 15901;

     Interstate Insurance Management, Inc., 2307 Menoher Boulevard, Johnstown, PA 15901;

     Charles W. Hash Jr., 1400 E. Market Street, York, PA 17403;

     Memorial Surgical Associates Retirement Fund, c/o Charles W. Hash, Jr., 1400 E. Market Street, York, PA 17403;

     Gary J. Orndorff, 2980 Chesapeake Road, York, PA 17402;

     L. Edward Sausman, Jr., Sausman Insurance Agency, Inc., Old Route 22 West, Thompsontown, PA 17094

     Beverly Sausman, c/o L. Edward Sausman, Jr., Sausman Insurance Agency, Inc., Old Route 22 West, Thompsontown, PA 17094

     Lee E. Sausman, Sr., 12 Evergreen Street, P.O. Box 297, Thompsontown, PA 17094

     Kenneth R. Taylor, 1157 Youngsford Road, Gladwyne, PA 19035;

     Taylor & Ochroch, Inc., 123 Ivy Lane, King of Prussia, PA 19406;

     William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411;

     Cheryl Tierney, c/o William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411;

     Trustee Under Irrevocable Agreement with Emily Tierney, William R. Tierney, Jr., Peter Tierney, Joseph Tierney of William R. Tierney - Family Trust, c/o William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411;

     Trustee Under Irrevocable Agreement with Emily Tierney, William R. Tierney, Jr., Peter Tierney, Joseph Tierney of William R. Tierney, c/o William R. Tierney, Jr., Insurance Markets, Inc., 261 East Grove, Clarks Summit, PA 18411.

The Company's counsel has notified the Filing Persons that each of the Other Persons listed above disclaims membership in a group with the Filing Persons established pursuant to the Voting Agreement.

(c) Except as set forth in Item 3 with respect to the Merger Agreement and the Voting Agreement there has not been any transaction in the Common Stock effected during the past sixty days or since the most recent filing of Schedule 13D, by Kingsway, Kingsway America or Acquisition Sub.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted in Item 3, simultaneously with the execution of the Merger Agreement, the Stockholders executed and delivered the Voting Agreement. The Stockholders entered into the Voting Agreement as a material inducement and condition to Kingsway, Kingsway America and Acquisition Sub entering into the Merger Agreement. The Filing Persons acquired beneficial ownership of the Common Stock of the Company pursuant to the Voting Agreement whereby each Stockholder agreed, among other things, to: (a) vote all shares of Common Stock owned by such Stockholder in favor of the Merger; (b) not enter into any contract, option or other undertaking to sell, transfer, assign or otherwise dispose of any shares of company stock or its equivalents; and (c) grant Kingsway America and its officers William G. Star and Shaun Jackson, in their respective capacities as officers of Kingsway America, such Stockholder's proxy and attorney-in-fact for and in the name, place and stead of such Stockholder, to vote such Stockholder's company stock or equivalents in favor of the Merger and against any acquisition proposal or other proposal which would be reasonably likely to prevent the Merger. As a result of the Voting Agreement, Kingsway, Kingsway America and Acquisition Sub are assured that 1,139,753 shares of Common Stock of the Company, representing 25.7% of the issued and outstanding voting securities of the Company, will vote in favor of the Merger as set forth in the Merger Agreement.

Except as described herein, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1 Agreement and Plan of Merger dated August 11, 1998 among the Company, Kingsway, Kingsway America and the Acquisition Sub.


Exhibit 7.2 Voting Agreement dated August 11, 1998 among certain Stockholders of the Company, Kingsway, Kingsway America, and Acquisition Sub.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 30, 1998               KINGSWAY FINANCIAL SERVICES INC.


                                     /s/William G. Star
                                     -------------------------------------------
                                        William G. Star
                                        President and Chief Executive Officer



Date: October 30, 1998               KINGSWAY AMERICA INC.


                                     /s/William G. Star
                                     -------------------------------------------
                                        William G. Star
                                        Chairman


Date: October 30, 1998                W ACQUISITION CORPORATION


                                      /s/William G. Star
                                      ------------------------------------------
                                         William G. Star
                                         Authorized Representative

                          EXHIBIT A


KINGSWAY FINANCIAL SERVICES INC.

DIRECTORS:

Name:                              Citizenship

1.  John Llowellyn Beamish         Canada
2.  Thomas Anthony DiGiacomo       Canada
3.  Bernard Lloyd Gluckstein       Canada
4.  Howard Leon Laxton             Canada
5.  William G. Star                Canada
6.  Murray Alan Thompson           Canada
7.  James Roger Zuhlke             USA

EXECUTIVE OFFICERS:

Name:                              Citizenship     Office:

1. William G. Star                 Canada          President and CEO
2. William Shaun Jackson           Canada          Vice President and CFO

KINGSWAY AMERICA, INC.

DIRECTORS:

Name:                              Citizenship

1.  William G. Star                Canada
2.  James Roger Zuhlke             Canada
3.  William Shaun Jackson          Canada

EXECUTIVE OFFICERS:

Name:                              Citizenship     Office:

1. James Roger Zuhlke              USA             President and CEO
2. John Proctor                    USA             Vice President and CFO

W ACQUISITION CORP.

DIRECTORS:

Name:                              Citizenship

1. William Shaun Jackson           Canada
2. William G. Star                 Canada
3. James Roger Zuhlke              USA

EXECUTIVE OFFICERS:

Name:                              Citizenship     Office:

1.  William G. Star                Canada          President